AFRIORE LIMITED

41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

02015127

January 14, 2002

SUPPL

02 FEB 13 AM 8:50

Office of International Corporate Finance
Securities & Exchange Commission
450 – 5 Street, N.W., Room 3094 (3-6)
Washington, D.C, USA - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4514

Please find attached a copy of a Form 27 (Material Change Report) with respect to a Press Release issued on December 28th, 2001 for your public files.

If you have any questions with regard to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: J. Allan Ringler

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

JAR/cd

Encls.

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. **Reporting Issuer**

AFRIORE LIMITED, 41 Roebuck Street, Bridgetown, Barbados.

Item 2. **Date of Material Change**

December 28th, 2001.

Item 3. **Press Release**

The Press Release was sent on December 28th, 2001 through the Canadian Corporate News Service.

Item 4. **Summary of Material Change**

The Corporation issued a Press Release hereto attached.

Item 5. **Full Description of Material Change**

The Corporation issued a Press Release hereto attached.

Item 6. **Reliance on Section 75(3) of the Act**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. Warren Newfield, Treasurer, (416) 361-9636.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 28th day of December, 2001.

AFRIORE LIMITED

Per: ______________________
Warren Newfield, Treasurer

E:\afriore\f27-1201.pdf

41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

PRESS RELEASE

AFRIORE TRADES ON TSE

For Immediate Release: Friday, December 28, 2001

Toronto, Canada (December 28, 2001) – AfriOre Limited (AFO-TSE) is pleased to announce that the Toronto Stock Exchange (the "TSE") has approved the listing of AfriOre's common shares on the TSE. Trading will commence at the opening of business on December 31, 2001 and the trading symbol will remain AFO.

AfriOre expects that the move to Canada's senior exchange will make AfriOre's shares more easily available to a broader market, as well as increase trading, liquidity and awareness of the AfriOre story. AfriOre currently trades on the Canadian Venture Exchange (symbol AFO) and will delist from that exchange on joining the TSE.

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa. Over the past year, AfriOre has increased its cash reserves, strengthened its management team and attained profitability. A feasibility study has been commissioned on AfriOre's Somkele anthracite project and if the results are positive, subject to obtaining the necessary permits and financing, production could commence as early as the second quarter of fiscal 2002. With these significant components in place, AfriOre will be able to accelerate its business plan to aggressively pursue gold and coal exploration and development projects in Africa.

AfriOre is also pleased to announce that Martin Rosser, managing director of London based DWA Capital Plc, accepted an invitation to join the board as an additional independent director. Martin is a mining engineer trained at the Camborne School of Mines with international experience. He is well recognized in the London mining investment community and we are confident that he will add the necessary mining and operational perspectives to the board as well as introducing AfriOre to opportunities and mining finance views from London, which is regaining its prominence as a mining investment centre.

At AfriOre's next Annual General Meeting, shareholders will be asked to approve an increase in the size of the board from the present six members. It is expected that a representative of Lion Selection Group Ltd. (see press release dated July 31, 2001) will take a position on the expanded board at that time.

AfriOre is listed in Standard & Poor's Corpo ion Records SEC 12g 3-2(b) exemption 82-4514.

For further information, please contact:
Warren Newfield Tel: (212) 336-5496 Fax: (212) 386-5425
E-mail: info@afriore.com Web site: www.afriore.com

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This documents may contain or refer to forward looking information, including reserve and resource estimates, estimates of future production, exploration and mine development, unit costs, costs of capital projects and timing of commencement of operations and estimates of market conditions, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Reader should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.